Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57278/16

Web site: www.langmichener.com

Direct Line: (604) 691-7446
Direct Fax Line: (604) 691-7354
E-Mail: ckent@lmls.com

December 1, 2006

BY EDGAR &
BY COURIER

United States Securities and Exchange Commission
100F Street, N.W., Stop 7010
Washington, D.C. 20549

Attention:      Jill S. Davis, Branch Chief

Dear Ms. Davis:

American Bonanza Gold Corporation
Form 20-F for Fiscal Year Ended December 31, 2005 Filed April 10, 2006
Your File No. 0-29916

We write on behalf of American Bonanza Gold Corp. (the “Company”) in response to Staff’s letter October 30, 2006 (the “Comment Letter”) signed by Jill S. Davis, Branch Chief, United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing, and the undersigned’s telephone conversations with Jonathan Duersch of the Commission on December 1, 2006.

In response to Staff’s comments, the Company has filed with the Commission amended financial statements which will be included in an Amended Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-1”) .

In addition to the revisions to the financial statements, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment one. We were unable to locate the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 in your draft amended Form 20-F submitted on October 2, 2006, as indicated in your response. Refer to Item 8.A.3 of Form 20-F. The filing of the audit report will require an amendment to your Form 20-F. See the following comment.

The audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 is included with the revised financial statements and will be included in the Form 20-F/A-1.

General

2. Because you will need to amend your filing to include the audit report of Tony M. Ricci Inc. for the year ended December 31, 2003, please amend your filing to include the proposed disclosures responsive to our previously issued comments, which you indicated would be included in future filings.

The attached financial statements the revisions set out in the Company’s response to the Commission’s previously issued comments.

Yours truly,

“Cory Kent”

Cory Kent
for Lang Michener LLP

CHK
Encls.